[CompBenefits Corporation Letterhead]
September 28, 2007
VIA EDGAR
Mr. Jeffrey Riedler
Ms. Song Brandon
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	CompBenefits Corporation Rule 477 Application for Withdrawal on Form RW Registration Statement on Form S-1 (File No. 333-139103)
Dear Mr. Riedler:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, CompBenefits Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-139103) filed with the Commission on December 4, 2006, and amended on January 12, 2007, February 9, 2007 and April 2, 2007, together with all exhibits thereto (the “Registration Statement”). The Company is requesting to withdraw the Registration Statement. The Registration Statement was not declared effective and the Company confirms that no shares of common stock were sold or will be sold pursuant to the Registration Statement.
     If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (770) 998-8936 or Michael S. Turner of Goodwin Procter LLP, the Company’s legal counsel, at (617) 570-1163.

Sincerely,

/s/ Bruce A. Mitchell

Bruce A. Mitchell, Esq. General Counsel

cc:	CompBenefits Corporation Kirk Rothrock Goodwin Procter LLP John R. LeClaire P.C. Michael S. Turner, Esq.